FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated November 10, 2003

Exhibit 2    Material Change Report

NEWS RELEASE - No. 14-03

    November 10, 2003

OPTION PAYMENT ON ADDITIONAL CONCESSIONS IN EL ZORRO DISTICT - CHILE

SAMEX has signed, and made the first payment, on the formal Option Agreement to acquire approximately 209 hectares of additional mineral concessions covering gold prospects in the El Zorro district in Chile (see SAMEX News Release No. 9-03 dated September 3, 2003 re Letter of Intent Agreement).  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100.000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N. S. R. Royalty at any time for US$1,800,000.

SAMEX has a program underway within the El Zorro district to advance several exploration targets.  The current program involves air-photo and topographic surveys, geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences.  The Company continues to identify and evaluate additional precious metal prospects in the region for possible acquisition.

"Jeffrey P. Dahl"

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SAMEX MINING CORP.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Tel:  (604) 870-9920

Toll Free: 800 828-1488

Fax: (604) 870-9930

November 10, 2003

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:

Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release dated November 10, 2003.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission - filed on SEDAR

      US Securities Commission - filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

November 10, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on November 10, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has signed, and made the first payment, on the formal Option Agreement to acquire approximately 209 hectares of additional mineral concessions covering gold prospects in the El Zorro district in Chile.

Full Description of Material Change

OPTION PAYMENT ON ADDITIONAL CONCESSIONS IN EL ZORRO DISTICT - CHILE

SAMEX has signed, and made the first payment, on the formal Option Agreement to acquire approximately 209 hectares of additional mineral concessions covering gold prospects in the El Zorro district in Chile (see SAMEX News Release No. 9-03 dated September 3, 2003 re Letter of Intent Agreement).  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100.000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N. S. R. Royalty at any time for US$1,800,000.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 10th day of November, 2003.

"Larry D. McLean"

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  November 10, 2003